貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

06014014

SUPPL

May 30, 2006

Our ref: 32002208-000003
By Hand

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

SEC MAIL PROCESSING RECEIVED JUN 0 2 2006 WASH, DC 156 SECTION

Mail stop 0405-Attention to Susan Min (202)-9421951

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated January 11, 2006, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2429 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Michelle Li / Joyce Yip

Encl.

PROCESSED
JUN 0 5 2006
THOMSON FINANCIAL

6/5

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission dated on May 12, 2006:

1. Results of the 2005 Annual General Meeting, released on May 29, 2006, in English and in Chinese.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1138)

RESULTS OF THE 2005 ANNUAL GENERAL MEETING

The Board announces the results of the 2005 Annual General Meeting.

The board (the "Board") of directors (the "Directors") of China Shipping Development Company Limited (the "Company") is pleased to announce the voting result of the 2005 Annual General Meeting ("AGM") of the Company held on Friday, 26 May 2006 at 700 Dong Da Ming Road, Shanghai, The People's Republic of China:

Ordinary Resolutions	Number of Votes (%)		Number of Shares Carrying Voting Rights Represented by the Shareholders Attending the AGM
	For	Against	
1. the 2005 Report of the Board of Directors of the Company;	1,940,831,259 (100%)	0 (0%)	1,940,831,259
2. the 2005 Report of the Supervisory Committee of the Company;	1,940,811,259 (100%)	0 (0%)	1,940,811,259
3. the 2005 consolidated audited financial statements of the Company;	1,947,455,259 (100%)	0 (0%)	1,947,455,259
4. the proposed profit distribution plan of the Company for 2005;	1,964,304,514 (100%)	129 (0%)	1,964,304,643
5. the remuneration of the Directors and Supervisors of the Company for 2006;	1,936,728,514 (99.9881%)	230,129 (0.0119%)	1,936,958,643
6. the reappointment of Shanghai Zhonghua Huying C.P.A. and Ernst & Young as the domestic and international auditors of the Company for 2006, *respectively, and the grant of the authorisation to the Board of* Directors of the Company to determine their remuneration;	1,960,574,643 (100%)	0 (0%)	1,960,574,643
7. A. the re-election of Mr. Li Shaode as executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
B. the re-election of Mr. Wang Daxiong as executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
C. the re-election of Mr. Mao Shijia as executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
D. the re-election of Mr. Wang Kunhe as executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
E. the re-election of Mr. Yao Zuozhi as non-executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
F. the re-election of Mr. Hu Honggao as independent non executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
G. the re-election of Mr. Xie Rong as independent non executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
H. the re-election of Mr. Zhou Zhanqun as independent non executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
I. the election of Mr. Zhang Guofa as executive director of the Company	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
J. the re-election of Mr. Kou Laiqi as supervisor of the Company	1,951,662,643 (99.8509%)	2,914,000 (0.1491%)	1,954,576,643
K. the election of Mr. Xu Hui as supervisor of the Company	1,951,662,643 (99.8509%)	2,914,000 (0.1491%)	1,954,576,643
L. the election of Ms Chen Xiuling as supervisor of the Company	1,951,662,643 (99.8509%)	2,914,000 (0.1491%)	1,954,576,643
As more than 50% of the votes were cast in favour of the above resolutions, all the resolutions were duly passed as ordinary resolutions.			

Special Resolution	Number of Votes (%)		Number of Shares Carrying Voting Rights Represented by the Shareholders Attending the AGM
	For	Against	
8. THAT amendments be made to the articles of association of the Company *in order to reflect the change in share capital structure* following the accomplishment of the Revised State Share Reform in December 2005.	1,960,574,643 (100%)	0 (0%)	1,960,574,643
As more than two-thirds of the votes were cast in favour of the resolution, the above resolution was duly passed as a special resolution.			

Details regarding the above items 7 and 8 were set out in the notice of 2005 AGM of the Company dated 11 April 2006.

Notes:

(1) The total number of shares of the Company entitling the holders to attend and vote for or against any resolution at the AGM: 1,964,304,643.

Every member present in person or by proxy has one vote for every share of which he is the holder.

(2) The total number of shares entitling the shareholder of the Company to attend and vote only against any resolution at the AGM: Nil

(3) Hong Kong Registrars Limited, the H Share Registrar and Transfer Office of the Company acted as the scrutineer who, based on the H share poll voting forms collected by the Company, performed calculation on the H share poll voting results.

In addition, the Company's PRC legal advisers have advised that the AGM was convened and conducted in accordance with the laws, regulations and articles of association of the Company.

Payment of Final Dividend

The Board also wishes to notify shareholders that details of the payment of the final dividend are as follows:

The Company will pay a final dividend of RMB0.30 per share for the year ended 31 December 2005. The payment shall be made to H shareholders whose names appeared on the register of members of the Company at the close of business on 26 April 2006, and A shareholders whose names appeared on the register of members of the Company at the close of business on 9 June 2006. Dividends payable *to holders of the Company's H shares will be paid in Hong Kong dollars based on the following formula:*

$$\text{Final dividend per H share in Hong Kong dollars} = \frac{\text{Final dividend per H share in RMB}}{\text{The exchange rate for RMB to Hong Kong dollars as quoted by the People's Bank of China on the date of the AGM was held (i.e. 26 May 2006)}}$$

The exchange rate for RMB to Hong Kong dollars as quoted by the People's Bank of China on the date when the AGM was held is HK$1.00 to RMB1.0342. Accordingly, the amount of final dividend payable per H share is HK$0.2901.

The Company will pay the Bank of China (Hong Kong) Trustees Limited (the "Receiving Agent") the final dividend declared for payment to H shareholders. Such final dividend will be paid by the Receiving Agent and will be mailed by Hong Kong Registrars Limited to the holders of H shares who are entitled to receive the same by ordinary post at their own risk, on 26 June 2006.

By order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, the PRC
26 May 2006

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Yao Zuozhi as non-executive directors, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

經濟日報

29 MAY 2006

中海發展股份有限公司
CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

(於中華人民共和國註冊成立的股份有限公司)

(股份代號：1138)

二零零五年年度股東週年大會結果

董事會欣然公佈二零零五年年度股東週年大會結果。

中海發展股份有限公司(「本公司」)董事會(「董事會」)欣然宣佈，於二零零六年五月二十六日(星期五)，於中華人民共和國上海市東大名路700號舉行了二零零五年年度股東週年大會(「股東週年大會」)，有關決議案投票結果如下：

普通決議案	表決票數(%)		出席股東週年大會所持附表決權的股份數目
	贊成票	反對票	
1. 本公司2005年度董事會報告；	1,940,831,259 (100%)	0 (0%)	1,940,831,259
2. 本公司2005年度監事會報告；	1,940,811,259 (100%)	0 (0%)	1,940,811,259
3. 本公司2005年度經審核之財務報告；	1,947,455,259 (100%)	0 (0%)	1,947,455,259
4. 本公司2005年度的建議利潤分配方案；	1,964,304,514 (100%)	129 (0%)	1,964,304,643
5. 本公司2006年度董事與監事的酬金；	1,936,728,514 (99.9881%)	230,129 (0.0119%)	1,936,958,643
6. 分別續聘上海眾華滬銀會計師事務所和安永會計師事務所為本公司2006年度境內外核數師，並授權本公司董事會釐定其酬金；及	1,960,574,643 (100%)	0 (0%)	1,960,574,643
7. A. 續聘李紹德先生為本公司執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
B. 續聘王大雄先生為本公司執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
C. 續聘茅士家先生為本公司執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
D. 續聘汪珉和先生為本公司執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
E. 續聘姚作芝先生為本公司非執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
F. 續聘胡鴻高先生為本公司獨立非執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
G. 續聘謝榮興先生為本公司獨立非執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
H. 續聘周佑群先生為本公司獨立非執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
I. 聘任張國發先生為本公司執行董事	1,946,154,643 (99.5691%)	8,422,000 (0.4309%)	1,954,576,643
J. 續聘寇來起先生為本公司監事	1,951,662,643 (99.8509%)	2,914,000 (0.1491%)	1,954,576,643
K. 聘任徐輝先生為本公司監事	1,951,662,643 (99.8509%)	2,914,000 (0.1491%)	1,954,576,643
L. 聘任陳秀玲女士為本公司監事	1,951,662,643 (99.8509%)	2,914,000 (0.1491%)	1,954,576,643
由於贊成上述決議案的票數超過半數，上述所有決議案均以普通決議案形式正式通過。			

特別決議案	表決票數(%)		出席股東週年大會所持附表決權的股份數目
	贊成票	贊成票	
8. 修改本公司《公司章程》，以反映本公司於2005年12月完成股權分置改革後，公司股本結構發生的相應變更。	1,960,574,643 (100%)	0 (0%)	1,960,574,643
由於贊成上述決議案的票數超過三分之二，該決議案以特別決議案形式正式通過。			

有關上表第7和8項的詳情，已載於本公司在二零零六年四月十一日發出的股東週年大會通告。

附註：

(1) 有權出席股東週年大會並於會上投票贊成或反對任何決議案的本公司股份持有人所持股份總數：1,964,304,643，每名親自或委派代表出席的股東可就其所持每股股份投一票。

(2) 有權出席股東週年大會並於會上僅可投票反對任何決議案的本公司股東所持股份總數：無。

(3) 本公司的H股過戶登記處—香港證券登記有限公司，作為股東週年大會的監票員並根據公司收集的H股投票表格計算H股投票的結果。另外，公司的境內律師給予意見證明股東大會有關及進行均符合法律及法規以及公司章程。

末期股利派發

董事會亦謹此希望通知股東有關本公司派發末期股利的詳情如下：

本公司將派發截至2005年12月31日之末期股利每股人民幣0.30元，末期股利將向於2006年4月26日辦公時間完結時名列股東名冊內之H股股東，以及於2006年6月9日辦公時間完結時名列股東名冊內之A股股東派發，應向H股股東派發的末期股利將按照以下計算公式折算為港幣派發：

以港幣派發的每股H股股利 = 以人民幣派發的每股H股股利 ÷ 股東週年大會當日(2006年5月26日)中國人民銀行公佈的港幣與人民幣匯率基準價

股東週年大會當日中國人民銀行公佈的港幣與人民幣匯率基準價為港幣1.00元=人民幣1.0342元。因此，H股股利為每股港幣0.2901元。

本公司將會將所宣派供付予H股股東的末期股利支付予中國銀行(香港)信託有限公司(「收款代理」)。末期股利將由收款代理支付予有權收取該等末期股利的H股持有人，並將於二零零六年六月二十六日由香港證券登記有限公司以普通郵件寄出，郵遞風險由H股持有人自負。

承董事會命
中海發展股份有限公司
公司秘書
姚巧紅

中國上海，二零零六年五月二十六日

於本通告刊登日期，本公司的董事會是由執行董事李紹德先生、王大雄先生、張國發先生、茅士家先生、王琨和先生，非執行董事姚作芝先生，以及獨立非執行董事謝榮興先生、胡鴻高先生及周佑群先生所組成。